FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item

1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated February 5, 2007, regarding the new YPF S.A. Chief Financial Officer and Investor Relation Director.

Item 1

Buenos Aires, February 5th, 2007

Messrs.

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.: New Chief Financial Officer and Investor

Relation Director announcement

We inform you that The Board of Directors, in it’s meeting held on February 2nd, 2007, had accepted the resignation of Mr. Carlos Alberto Olivieri as Chief Financial Officer. However, Mr. Olivieri will continue as member of The Board of Directors of YPF S.A.

Additionally, we inform you that in the same meeting, The Board of Directors designated Mr. Walter Cristian Forwood as Chief Financial Officer and Investor Relation Director.

Sincerely yours,

by YPF S.A.
Walter Cristian Forwood
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 7, 2007	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer